Contact

www.linkedin.com/in/mike-vaggalis-1464b748 (LinkedIn)

Top Skills

Microsoft Excel
PowerPoint
Microsoft Office

Mike Vaggalis

Founder Keepsake Tales
Raleigh

Summary

Multifaceted leader and entrepreneur with a breadth of experiences spanning from Finance to Sales and from Insurance to CPG.
I'm a people-centric leader and have a laser focus on delivering superior results which has enabled me to drive success as a people leader and business professional within a variety of functions and industries.

Experience

Keepsake Tales
Founder / CEO
September 2019 - Present (1 year 9 months)
Raleigh-Durham, North Carolina Area

At Keepsake Tales, we exist because we believe that every child is one of a kind and has intrinsic value. To show children that they matter, we are building the most personalized children's books in the world. Our illustration process starts with a picture of the child, which we turn into a character that matches the illustration style of the story. The result is that every child, regardless of what they look like, will see themselves as the champion of the story.

I founded Keepsake Tales in September of 2019 because I became convinced that our world will be a better place when every child has the opportunity to see that they matter.

Join us by signing up for our newsletter at <www.mykeepsaketales.com>

Burt's Bees
Associate Marketing Manager
August 2018 - September 2019 (1 year 2 months)
Raleigh-Durham, North Carolina Area

Innovation AMM working with cross functional teams to innovate, develop and launch products within the rapidly expanding cosmetics portfolio at Burt's Bees.

Brand Insights Partner, working closely with the Global Insights team and syndicated database IRI to deliver meaningful and actionable insights for the Brand team,

Allstate
4 years 1 month

Financial Manager- Agency Economics
June 2016 - July 2018 (2 years 2 months)
Northbrook, IL

Balance sales team experience and financial acumen to inform and develop compensation structures for Allstate's agency force and sales leader group. Particularly involved in the design and implementation of a new agency compensation restructure, better positioning new agents for long term sustainability and success.

LDP - Senior Management Consultant - Allstate Management Consulting Services (AMCS)
July 2015 - July 2016 (1 year 1 month)
Northbrook, IL

Solved critical business problems across Allstate as a part of a tremendous internal general management consulting team. Projects spanned from business transformation & organization design to the development of a data governance framework to protect Allstate's PII/ PHI data.

Leadership Development Program (LDP) Field Sales Leader
July 2014 - July 2015 (1 year 1 month)
Malvern Pennsylvania

Worked with agencies across Eastern and Central Pennsylvania to drive outstanding results for customers and for the Allstate corporation. Consulted with agencies to improve sales, retention and customer experience processes while emphasizing office management best practices and developing staff compensation models. Demonstrated poise and confident humility when asked to lead a market of ~35 Allstate agencies, while working collaboratively to drive strong market results.

Encompass Insurance
Allstate Leadership Development Program (LDP) - Financial Analyst
July 2013 - July 2014 (1 year 1 month)
Northbrook, Illinois

Developed P&L reporting, analytics and consulting competencies to identify operational pressure and work with internal sales and product management partners to develop strategic and / or tactical plans to surpass corporate goals.

Spearheaded a cross functional effort to solve a long standing business problem, aligning efforts with Encompass' core value propositions of product and customer centricity,

Restaurant Solutions, Inc.
Financial and General Intern
May 2010 - December 2012 (2 years 8 months)
Denver, CO

• Financial Intern: Developed lease vs. buy analysis for new company HQ, presented findings to CEO and CFO. Performed a comprehensive business analysis of internal affairs such as client attrition rates. Executed daily tasks such as AR and AP processing and bank statement analysis.

• Developed a database of globalized records from about 400 clients and created a dynamic tool, unique to RSI, enabling the aggregation of data into standardized P&L statements based on several criterion. Presented to and trained the owners and directors in the systems use.

• General Intern: Collaborated with directors of tax, accounting and bank reconciliation, acting as a support role for each functional division of the company.

Education

Northwestern University - Kellogg School of Management
Master of Business Administration (MBA), Marketing · (2016 - 2018)

Miami University
Bachelor of Science (BS), Finance, General · (2009 - 2013)